Mail Stop 4561

August 8, 2008

Mr. Robert W. Selander
President and Chief Executive Officer
MasterCard Incorporated
2000 Purchase Street
Purchase, NY 10577

Re: MasterCard Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 20, 2008
File No. 001-32877

Dear Mr. Selander:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Craig D. Wilson
Sr. Asst. Chief Accountant